September 17, 2021

Mr. James Lopez

Division of Corporate Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

Washington DC 20549

Re:	ReAlpha Asset Management, Inc.
Amendment No. 5 to Offering Statement on Form 1-A
Filed September 13, 2021
File No. 024-11523

Dear Mr. Lopez,

On behalf of ReAlpha Asset Management, Inc., I hereby request qualification of the above-referenced offering statement at 4:00PM Eastern Time, on September 21, 2021, or as soon thereafter as practicable.

Sincerely,

/s/ Mike Logozzo

Mike Logozzo
Chief Financial Officer
ReAlpha Asset Management, Inc.

cc:  Brian North

Buchanan Ingersoll & Rooney PC